KANSAS GAS SERVICE, A DIVISION OF

ONE GAS, INC.

15 EAST FIFTH STREET

TULSA, OKLAHOMA 74103

October 28, 2022

Via EDGAR and Electronic Mail

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Structured Finance

Attention: Kayla Roberts and Arthur Sandel

RE:	Kansas Gas Service, a Division of ONE Gas, Inc.
Kansas Gas Service Securitization I, L.L.C.
Amendment No. 3 to Registration Statement on Form SF-1
Filed October 26, 2022
File Nos. 333-267322 and 333-267322-01

Ladies and Gentlemen:

On behalf of Kansas Gas Service, a Division of ONE Gas, Inc. (“ONE Gas”), and Kansas Gas Service Securitization I, L.L.C. (the “Issuing Entity” and, together with ONE Gas, the “Registrants”), we submit via EDGAR for review by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 4 (“Amendment No. 4”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”) which is being filed simultaneously with this response letter. Amendment No. 4 reflects the Registrants’ response to the comment received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 27, 2022.

Set forth below is the Registrants’ response to the Staff’s comment. The Registrants’ response below is preceded by the Staff’s comment for ease of reference.

Amendment No. 3 Registration Statement on Form SF-1

Exhibits

1.

We note your response to prior comment 1 and the revisions made to the prospectus and Form of Servicing Agreement filed as Exhibit 5.1. Please revise your Form of Indenture filed as Exhibit 4.1, and any other transaction documents as necessary, to reflect the prospectus revisions indicating that the servicer compliance reports of the servicer will be filed no later than March 31, 2023. As examples only, we note that Sections 3.06, 3.09, and 6.01 of the Form of Indenture still state that such reports will be prepared and filed beginning in 2024.

RESPONSE: The Registrants confirm that the Form of Indenture filed as Exhibit 4.1 to Amendment No. 4 has been revised accordingly to reflect the prospectus revisions indicating that the servicer compliance reports of the servicer will be filed no later than March 31, 2023.

* * * * *

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Timothy S. Taylor of Baker Botts L.L.P. at (713) 229-1184.

Very truly yours,

/s/ Caron A. Lawhorn
Caron A. Lawhorn
Senior Vice President and Chief Financial Officer

cc:	Timothy S. Taylor, Baker Botts L.L.P.

Joseph L. McCormick, ONE Gas, Inc.